VIA EDGAR

September 15, 2016

Alberto Zapata, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4644

RE:	Registrant:	Lincoln Variable Insurance Products Trust (“Trust”)
	File Nos.:	811-08090 and 033-70742
	Funds:	LVIP AQR Enhanced Global Strategies Fund (the “Liquidating Fund”)

Dear Mr. Zapata:

This letter responds to your comments to the Trust’s preliminary proxy statement filed on September 2, 2016 pursuant to Section 14(a) of the Securities Exchange Act of 1934.

The following are your comments and the Trust’s responses.

1)	Following the completion of the liquidation of the Liquidating Fund, please mark the Liquidating Fund’s series and class numbers as inactive in EDGAR.
A.	We will do so.

2)	In the letter to contract owners and shareholders, add the details specifying which contract owners will have their contract/account value reinvested into the Goldman Sachs VIT Government Money Market Fund or the LVIP Government Money Market Fund.
A.	The last sentence of the third paragraph of the letter has been replaced with the following:

If the proposal is approved and you have not elected to move your contract/account value to a new investment option prior to the date of the Fund’s liquidation, your contract/account value will be reinvested in either the Goldman Sachs VIT Government Money Market Fund (if you own Liquidating Fund shares through a variable annuity contract) or the LVIP Government Money Market Fund (if you own Liquidating Fund shares through a corporate owned life insurance contract).

3)	Include in the Proxy Statement an estimate of the liquidation costs.
A.	The following has been added to the Proxy Statement:

The Adviser estimates the expenses of the Liquidation will total approximately $30,000.

4)	With respect to loss and gain contingencies, confirm that the Liquidating Fund will follow the Financial Accounting Standards Board’s Accounting Standards Codification 450 and Statement of Financial Accounting Standards No. 5.
A.	Confirmed.

5)	The definition used for the Liquidating Fund is inconsistent throughout the documents. Choose one definition and make it consistent throughout the documents.
A.	The definition has been changed throughout the document to “Liquidating Fund”.

6)	Throughout the Proxy Statement there are a number of references to the “Fund”. Clarify which fund is being referred to in each instance.
A.	Each instance has been modified to clarify the fund being referred to.

7)	Disclose the alternatives to liquidation of the Liquidating Fund considered by the Board in their approval of the liquidation.
A.	The following has been added to the disclosure under Approval of the Liquidation:

The Board also considered alternatives to the Liquidation such as merging or restructuring the Liquidating Fund.

8)	Under the heading Effect of the Plan of Liquidation, add disclosure to clarify that no fees will be charged to contract owners to transfer their assets to another investment option available under their contracts or to the default investment option.
A.	The following has been added to the disclosure:

No fees will be charged to Contract Owners to transfer their assets to one of the investment options available under their Contracts prior to the liquidation or for the transfer of their assets to the default investment option and such transfer will not count against a Contract Owner’s free annual transfers.

9)	Provide the identity of the Trust’s independent registered public accounting firm.
A.	The requested revision has been made.

10)	Under the heading Solicitation of Proxies, describe the material terms of the Trust’s contract with the proxy solicitation vendor and their responsibilities.
A.	The requested revision has been made.

Your consideration of this filing is much appreciated. Please contact me at the number indicated above with any questions.

Very truly yours,

/s/ Sam Goldstein

Samuel K. Goldstein, Esq.

Senior Counsel – Funds Management

Enclosures

cc:  Jill R. Whitelaw, Esq.

Danielle Kulp

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